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July 25, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Barbara C. Jacobs, Assistant Director

Re:                             Liberty TripAdvisor Holdings, Inc.

Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-195705)

Dear Ms. Jacobs:

We hereby electronically file on behalf of Liberty TripAdvisor Holdings, Inc. (“TripCo”), under the Securities Act of 1933, as amended, Amendment No. 2 to its Registration Statement on Form S-1 (the “Registration Statement”), originally filed May 6, 2014.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

Set forth below are responses to the comments contained in your letter to Gregory B. Maffei, President and Chief Executive Officer of TripCo, dated July 11, 2014 (the “SEC Letter”), regarding the Registration Statement.  For your convenience, each of our responses below is preceded by the Staff’s comment.  The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter.  All section references refer to the corresponding sections of the Registration Statement filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Registration Statement.

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General

1.                                      Comment:  We note your response to prior comment 1.  Considering your revised disclosure on page 46 that entry into the margin loan in the amount of $400 million is a condition of the spin-off, it appears that this agreement will be finalized prior to the date of effectiveness of the spin-off. As such, it appears that adjustments relating to these agreements would be factually supportable.  While we note that the capitalization table on page 54 reflects the impact of the margin loans and the distribution to Liberty of a portion of the borrowings, this is not a complete balance sheet and does not reflect the full impact of these adjustments, including the impact on working capital.  Further, it does not reflect the income statement impacts of these adjustments.  Please clarify why you do not consider inclusion of pro forma financial statements in accordance with Article 11 of Regulation S-X to be appropriate.

Response:  We have revised the disclosure beginning on page F-53 of the Registration Statement to provide pro forma financial statements in accordance with Article 11 of Regulation S-X, which reflect the impact of the Margin Loans.

2.                                      Comment:  Based on your disclosure on page 10, it appears that the services agreement will be entered into in connection with the spin-off.  As such, it appears that this agreement will be finalized prior to the effectiveness of the spin-off and adjustments relating to this agreement would be factually supportable.  Clarify why you do not consider amounts related to these services that have not been included in your historical financial statements to be factually supportable and material to a pro forma presentation.

Response:  As noted in our response to Comment 1, we have revised the disclosure beginning on page F-53 to provide pro forma financial statements in accordance with Article 11 of Regulation S-X, which also reflect the impacts of the services and facilities sharing agreements.

3.                                      Comment:  We acknowledge your response to prior comment 3, and while we agree with your analysis as to why full historical compensation disclosure need not be provided under Item 402 of Regulation S-K, we cannot agree with your conclusion that this disclosure may be omitted in its entirety.  Please provide your legal analysis for why you may omit the information required by Item 402 of Regulation S-K, pointing to applicable rules or guidance that supports your conclusion.  Alternatively, revise your disclosure to include a discussion on executive compensation that provides investors with insight on the compensation arrangements with your executive officers.

Response:  We have revised the disclosure on pages 96 though 98 of the Registration Statement in response to the Staff’s comment, and we have included a new Exhibit 99.1 that sets forth the historical compensation information discussed on pages 96 through 98.

The Spin-Off

Reasons for the Spin-Off, page 44

4.                                      Comment:  We note your response to prior comment 15.  Understanding that including BuySeasons as an operating company in the spun-off entity ensures the transaction will be tax-free to Liberty and to Liberty Ventures holders, it is unclear why this and not another operating company that was already included in the Liberty Ventures group was chosen.  Please tell us, with a view towards enhanced disclosure, why BuySeasons was the operating company the Liberty board decided to include in the spun-off entity, and provide further information on how the Board believes this fits into TripCo’s business operations.

Response:  We have revised the disclosure on page 45 of the Registration Statement in response to the Staff’s comment. We note that BuySeasons was selected by the Liberty board to be included in the spun-off entity for the reasons described in the revised disclosure (including that the Ventures Group has no operating companies attributed to it and that BuySeasons was no longer considered to be strategic to the continuing operations of Liberty and the Interactive Group) and not because of any specific fit with the business operations of TripCo.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Strategies and Challenges, page 65

5.                                      Comment:  We acknowledge your response to prior comment 19, but we continue to believe that the Strategies and Challenges discussion could be revised to provide more balanced disclosure that includes an assessment of the operational challenges and opportunities presented by BuySeasons.  In this regard, we note that revenues and OIBDA have been consistently declining; that you have experienced lower site traffic and conversion that reduced order volume in recent periods; that you expect to continue to discount product prices to stay competitive; and that you recognized inventory adjustments for the year ended December 31, 2012 as decreased sales caused your inventory to build.  Further, you disclose that the projected use of TripCo’s cash will be partly to fund any operational cash deficits at BuySeasons.  We also note that, accounting for your economic interest in TripAdvisor rather than its full consolidated results, revenues at BuySeasons accounted for up to 30% of your revenue for the year ended December 31, 2013.  In light of this, please revise your Strategies and Challenges to specifically address the challenges faced by BuySeasons, including how management plans to address these issues and whether you expect cash deficits to be significant in future periods.  Finally, consider providing more comprehensive disclosure in the most recent interim period results of operations discussion that provides a reader with the same level of understanding as that provided in your year-end discussion, and that analyzes how these trends are continuing or changing period-over-period.

Response:  We have revised the disclosure on pages 68 and 69 of the Registration Statement in response to the Staff’s comment to address the challenges faced by BuySeasons and certain strategies to combat these challenges and provided a cross-reference in our interim results of operations discussion on page 66 to this discussion.  We have also added disclosure on pages 69 and 70 of the Registration Statement to provide additional analysis of BuySeasons’ interim results similar to the analysis we have provided for the year-over-year period.

Liquidity and Capital Resources, page 69

6.                                      Comment:  We note your disclosure that approximately $319 million of the cash balance at March 31, 2014 is held at TripAdvisor, which is not readily accessible due to TripAdvisor being a separate publicly traded company and the significant non-controlling interest in TripAdvisor.  Please clarify this statement in light of your disclosure on page

F-17 that Liberty owns 57% of the total votes of all classes of TripAdvisor common stock and is considered to control TripAdvisor.

Response:  We have revised the disclosure on pages 71 and 79 of the Registration Statement to add clarifying language to better explain why the cash held by TripAdvisor is not readily accessible to TripCo.

Results of Operations—TripAdvisor, page 70

7.                                      Comment:  We note your response to prior comment 21 that you do not believe that you have included financial information for TripAdvisor instead of financial information for TripCo, and that TripCo has placed the “Results of Operations — Combined” as the first and most prominent discussion.  However, this does not include complete discussion of the financial statements of TripCo, with explanations for changes in each line item.  We further note that you considered the inclusion of pro forma financials, which would have mainly included amortization from the application of purchase accounting, and would have resulted in a similar supplemental discussion of the key drivers of TripAdvisor’s stand-alone results.  It appears that the amortization may be material to the combined result of operations.  Clarify why you do not consider a comparison of TripCo’s historical results of operations for 2013 compared to TripCo’s pro forma results of operations for 2012 to be appropriate.

Response:  We have revised the disclosure beginning on page 69 of the Registration Statement to discuss in more detail BuySeasons’ operating results and to address changes for each line item in TripCo’s statement of operations.  In addition, we have added disclosure on page 78 of the Registration Statement to include a comparison of TripCo’s historical 2013 results of operations to TripCo’s 2012 pro forma results of operations.

Revenue, page 71

8.                                      Comment:  Tell us what consideration you gave to disclosing the components of your revenue for each period presented (i.e., click based advertising, display based advertising, and subscription, transaction and other), consistent with the presentation in TripAdvisor Inc.’s 10-Q for the quarter ended March 31, 2014 and 10-K for the year ended December 31, 2013.

Response:  We have revised the disclosure on page 72 and 84 of the Registration Statement to include TripAdvisor’s revenue components in response to the Staff’s comment.

Liberty TripAdvisor Holdings, Inc.

Financial Statements, F-2

9.                                      Comment:  We note your response to prior comment 26.  Please clarify why transactions with Expedia are separately stated in the financial statements of TripAdvisor, Inc. but not separately stated in the financial statements of TripCo.  In this regard we note your view that you do not consider Expedia to be a related party to either entity.

Response:  We have revised the disclosure on pages F-3 and F-4 of the Registration Statement to, consistent with TripAdvisor’s financial statement presentation, add separate disclosure of transactions with Expedia to the historical financial statements of TripCo for the year ended December 31, 2013.

Notes to Combined Financial Statements

(1) Basis of Presentation

Spin-Off of TripCo from Liberty Interactive Corporation, page F-8

10.                               Comment:  We note your disclosure on page 76 that management and service fees for public company support are not expected to exceed $4 million annually.  Please clarify whether this estimate includes all of the services that will be provided under the services agreement described on page 11, including insurance administration and risk management services, and other services typically performed by Liberty Media’s legal, investor relations, tax, accounting, and internal audit departments.  Clarify whether the $4 million also represents your estimate of value of these services that have historically been performed by Liberty Media on your behalf, and your basis for determining this amount. Clarify why you do not consider an allocation of these costs to be material to your Statement of Operations.

Response:  We have revised the disclosure on page 70 of the Registration Statement in response to the Staff’s comment to include a discussion of the services agreement and facilities sharing agreement between TripCo and Liberty Media, the projected impact of these agreements on TripCo’s results of operations after the Spin-Off is completed, and the reason that TripCo’s historical financial statements do not include an allocation of these costs.  We have also clarified the disclosure on pages 72 and 79 of the Registration Statement in the liquidity and capital resource sections to state that our $4 million estimate includes all services that will be provided under these agreements.

TripAdvisor, Inc.

Notes to Consolidated and combined Financial Statements, F-58

11.                               Comment:  We acknowledge your response to prior comment 36, and note your assertion that you are not attempting to incorporate portions of the TripAdvisor 10-K by the references in the footnotes to such financial statements.  The language in such footnotes, however, operates to incorporate such information by reference.  As you are not eligible to incorporate by reference on Form S-1, please tell us the basis on which you concluded that you may retain such language in the footnotes, citing the appropriate rules or guidance that supports your conclusion.  Alternatively, amend the footnotes to include all information required therein and to conform the financial statements to this filing.

Response:  We have revised the disclosure in notes 15 and 16 to the financial statements of TripAdvisor included in the Registration Statement on pages F-104 and F-105 to remove such language. Following discussions with TripAdvisor, this language has been removed on the basis that it provides only supplemental information that was intended to improve the readability of the financial statements of TripAdvisor and it is not integral to such financial statements.

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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm

Renee L. Wilm

cc:              Liberty TripAdvisor Holdings, Inc.

Richard N. Baer